UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

NetScout Systems, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

64115 T 10 4

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115 T 10 4	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Anil Singhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,386,164 shares
6 SHARED VOTING POWER 390,000 shares
7 SOLE DISPOSITIVE POWER 2,386,164 shares
8 SHARED DISPOSITIVE POWER 390,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,776,164 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 7 Pages

CUSIP No. 64115 T 10 4	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Abha Singhal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,807,884 shares
6 SHARED VOTING POWER 390,000 shares
7 SOLE DISPOSITIVE POWER 1,807,884 shares
8 SHARED DISPOSITIVE POWER 390,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,197,884 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Page 3 of 7 Pages

Item 1	(a).	Name of Issuer:

NetScout Systems, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

310 Littleton Road, Westford, MA 01886.

Item 2	(a).	Names of Persons Filing:

Anil Singhal and Abha Singhal.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Anil Singhal is 310 Littleton Road, Westford, MA 01886. The residence of Abha Singhal is c/o Anil Singhal, 310 Littleton Road, Westford, MA 01886.

Item 2	(c).	Citizenship:

Anil Singhal and Abha Singhal are citizens of the United States.

Item 2	(d).	Title of Class of Securities:

Common Stock, $.001 Par Value.

Item 2	(e).	CUSIP Number:

64115 T 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a).	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b).	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c).	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d).	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e).	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f).	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g).	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h).	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i).	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j).	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 7 Pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Mr. Singhal beneficially owns 2,776,164 shares of Common Stock. Mr. Singhal has sole voting and dispositive power over 2,386,164 shares of Common Stock.

Mrs. Singhal beneficially owns 2,197,884 shares of Common Stock. Mrs. Singhal has sole voting and dispositive power over 1,807,884 shares of Common Stock.

340,000 shares of Common Stock are held by a family limited partnership of which Mr. and Mrs. Singhal are the general partners and trusts for the benefit of their children are the limited partners. 50,000 shares of Common Stock are held by a private foundation of which Mr. and Mrs. Singhal are trustees.

Mr. and Mrs. Singhal are spouses. Mr. Singhal may be deemed to beneficially own the 2,197,884 shares of Common Stock beneficially owned by Mrs. Singhal. Mr. Singhal disclaims beneficial ownership of 1,807,884 of such shares. Mrs. Singhal may be deemed to beneficially own the 2,776,164 shares of Common Stock beneficially owned by Mr. Singhal. Mrs. Singhal disclaims beneficial ownership of 2,386,164 of such shares.

The amounts beneficially owned by Mr. and Mrs. Singhal do not include 539,703 shares of Common Stock held by trusts for the benefit of their children, for which neither Mr. nor Mrs. Singhal has the sole or shared power to vote or dispose of such shares.

	(b)	Percent of Class:

Anil Singhal: 7.2%

Abha Singhal: 5.7%

The foregoing percentages are calculated based on the 38,605,351 shares of Common Stock reported to be outstanding on February 6, 2008 in the Company’s Form 10-Q for the quarter ended December 31, 2007.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Anil Singhal: 2,386,164

Abha Singhal: 1,807,884

(ii) Shared power to vote or to direct the vote:

Anil Singhal: 390,000

Abha Singhal: 390,000

(iii) Sole power to dispose or to direct the disposition of:

Anil Singhal: 2,386,164

Abha Singhal: 1,807,884

(iv) Shared power to dispose or to direct the disposition of:

Anil Singhal: 390,000

Abha Singhal: 390,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Page 5 of 7 Pages

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

/s/ Anil Singhal
Anil Singhal

/s/ Abha Singhal
Abha Singhal

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of shares of capital stock of NetScout Systems, Inc.

Dated: February 13, 2008

/s/ Anil Singhal
Anil Singhal

/s/ Abha Singhal
Abha Singhal